02 JUN 27 AM 10:52

making IT possible

82-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Tel. Nr. Filing desk 202 942 80 50

02042213

Date June 25, 2002
Contact Jasmin Lioliou
E-mail jasmin.lioliou@unaxis.com
Directphone ++41 58 360 96 04
Subject Unaxis Holding, Inc.
Rule 12g3-2(b) File No. 82-5190

SUPPL

PROCESSED
JUL 01 2002
THOMSON FINANCIAL

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding, Inc.

Jasmin Lioliou
Corporate Communications

dlw 6/28

Enclosure

Media Release June 21, 2002 – Unaxis Displays wins large order for Flat Panel Displays in Taiwan

Unaxis Management Inc.
Churerstrasse 120
P.O.Box
CH-8808 Pfäffikon / SZ

Phone ++41 58 360 96 96
Fax ++41 58 360 91 96
www.unaxis.com

making IT possible

Media Release

Unaxis Displays wins large order for Flat Panel Displays in Taiwan

***Pfäffikon SZ, June 21, 2002* – The Unaxis Corporation's Displays Division has received a large order from Chunghwa Picture Tubes (CPT) for Flat Panel Display production systems worth over CHF 50 million.**

Taiwan-based CPT is one of the world's leading manufacturers of Flat Panel Displays. The company will be making exclusive use of production systems from Unaxis Displays at its three factories. The production systems are based on PECVD technology (Plasma Enhanced Chemical Vapor Deposition), an increasingly popular technique used in Flat Panel Displays manufacture. CPT will be deploying the Unaxis Displays production systems for making large computer, notebook and TV displays as well as compact units for mobile telephones and PDAs.

Unaxis Displays leads the market thanks to innovative technology

Unaxis Displays is one of the world's major vendors of production systems for Flat Panel Displays. The CPT order further consolidates the division's leadership for PECVD systems in Taiwan. Instrumental in clinching the deal was Unaxis Displays' leading-edge process technology, which offers significant cost advantages for Flat Panel Displays production. Shipment to CPT is planned for February 2003, at which point the deal will also be reflected in sales figures.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Unaxis – a world-class high technology corporation

Unaxis is a globally active leading provider of production systems, components and services for selected growth markets, focused on information technology. Unaxis' activities comprise the Information Technology segment (semiconductors, displays, data storage and optical components), Surface Technology, and Components and Special Systems (vacuum technology and space travel engineering). Unaxis Headquarters are in Pfäffikon (SZ) Switzerland, with production facilities in Europe, North America and Asia. The corporation, which employs around 7 200 people, achieved sales of CHF 2 127 million in 2001.

The information contained in this press release is believed to be correct at the time of publication. Unforeseeable risks and influences may lead to discrepancies with statements portrayed here.

For further information please contact:

Unaxis Management Inc.
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 02
Fax +41 58 360 98 02
E-mail media.relations@unaxis.com

Unaxis Management Inc.
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com